UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


********************************************
              In the Matter of
     Alliant Energy Corporation, et al.                   CERTIFICATE
                                                          PURSUANT TO
              File No. 70-9323                              RULE 24

(Public Utility Holding Company Act of 1935)
********************************************

REPORT PERIOD
January 1, 2002 through June 30, 2002

      ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself, Alliant Energy Resources, Inc. ("AER"), a wholly-owned subsidiary of AEC, Alliant Energy Investments, Inc. ("AEI"), a wholly-owned subsidiary of AER, and Heartland Properties, Inc. ("HPI"), a wholly-owned subsidiary of AEI, that during the period from January 1, 2002 through June 30, 2002 (the "Reporting Period"):

      1. The consolidated balance sheet and six-month statement of income for HPI as of the end of the Reporting Period were as set forth in Exhibit A.

      2. The amount of revenues and any form of compensation received by HPI during the Reporting Period from any and all LIHTC property interests, directly or indirectly, owned or controlled by HPI were $417,260.

      3. The name of each new partnership entered into during the Reporting Period is as follows:
                    Apollo Tax Credit Fund-XIX Limited Partnership
                    Decorah Woolen Mill, L.P.
                    Keokuk Senior Housing Limited Partnership
                    Carroll IHA Senior Housing Limited Partnership
                    Historic Park Street Senior Development Limited Partnership

           Copies of the corresponding partnership agreement for each partnership will be provided upon request.

      4. The amounts of investment made by HPI during the Reporting Period in the LIHTC properties and cumulative comparisons of the $125 million authorized in the SEC's Supplemental Order dated July 19, 2002 are set forth under Exhibit B.

      5. The cumulative number of any and all LIHTC properties and any other investment position in any form of non-utility assets held by HPI at the end of the Reporting Period was 104.

       Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File No., 70-9323, and in accordance with the terms and conditions of the SEC's order dated August 13, 1999, permitting said Application-Declaration to become effective.


                                 S I G N A T U R E S

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                               ALLIANT ENERGY CORPORATION
                               ALLIANT ENERGY RESOURCES, INC.
                               ALLIANT ENERGY INVESTMENTS, INC.



                               By:  /s/  Thomas L. Hanson
                                    -------------------------------
                                    Name:   Thomas L. Hanson
                                    Title:  Vice President-Treasurer



                               HEARTLAND PROPERTIES, INC.



                               By:  /s/  Ruth A. Domack
                                    ------------------------------
                                    Name:   Ruth A. Domack
                                    Title:  President


                               DATED:   August 13, 2002

Response to SEC request
File No. 70-9323
Reporting period 1/1/02 through 6/30/02

Exhibit A

           Heartland Properties, Inc.-Consolidated Balance Sheet
                Including Iowa and Minnesota Investments
                          As of June 30, 2002
                            ** UNAUDITED **



Cash and cash equivalents                                       $3,928,333
Trade account receivable                                         1,234,648
Allowance for doubtful accounts                                          0
Restricted cash - short-term                                     2,605,560
Loan to Money Pools                                              5,417,056
Other current assets:                                                    0
     Short-term notes receivable                                    77,100
     Current portion of long term notes receivable                       0
     Deferred income tax                                                 0
     Federal income tax receivable                               4,170,186
     State income tax receivable                                     3,237
     Receivable from parent and affiliates                           3,000
     Receivable from other related parties                         885,732
     Other                                                         172,701
                                                      ---------------------
       Total other current assets                                5,311,956

                                                      ---------------------
     Total Current Assets                                       18,497,553
                                                      ---------------------

Operating property and equipment                                   390,499
Rental property                                                183,231,034
                                                      ---------------------
     Total property                                            183,621,533
                                                      ---------------------
Accumulated depreciation - operating                               320,848
Accumulated depreciation - rental                               39,354,951
                                                      ---------------------
     Total accumulated depreciation                             39,675,799
                                                      ---------------------

     Net Fixed Assets                                          143,945,734
                                                      ---------------------

Net intangible assets                                            2,289,020
                                                      ---------------------

Investment - intercompany                                                0
                                                      ---------------------

Investment - McLeod                                                      0
                                                      ---------------------

Restricted cash - long-term                                      5,862,557
                                                      ---------------------

Long-term assets
     Long-term notes receivable                                          0
     Due from related party                                      2,522,381
     Deferred income taxes                                               0
     Equity and other investments                                5,553,973
     Other                                                       1,392,900
                                                      ---------------------
       Total long-term assets                                    9,469,254
                                                      ---------------------

     TOTAL ASSETS                                             $180,064,118
                                                      =====================

Response to SEC request
File No. 70-9323
Reporting period 1/1/02 through 6/30/02

Exhibit A
         Heartland Properties, Inc. - Consolidated Balance Sheet
               Including Iowa and Minnesota Investments
                        As of June 30, 2002
                          ** UNAUDITED **




Line of credit borrowing                                                $0
Payable to parent and affiliates                                 4,807,589
                                                      ---------------------
     Total short-term debt                                       4,807,589
                                                      ---------------------
Current maturities of long-term debt                             3,696,461
Trade accounts payable                                             304,415
Payable to other related parties                                         0
Accrued payroll and vacation                                        52,500
Accrued interest payable                                         1,014,208
Federal income tax payable                                               0
State income tax payable                                                 0
Deferred revenue                                                     5,438
Other current liabilities                                        4,791,361
                                                      ---------------------

     Total Current Liabilities                                  14,671,972
                                                      ---------------------

Long-term debt                                                           0
Mortgage notes payable on rental                                99,395,804
Long-term debt with related party                                        0
                                                      ---------------------

     Total long-term debt                                       99,395,804
                                                      ---------------------

Deferred income tax                                              4,545,160

Other long-term liabilities                                      2,592,431
                                                      ---------------------

     TOTAL LIABILITIES                                         121,205,367
                                                      ---------------------

Minority interest                                                  155,310

Common stock                                                         1,000
Additional paid in capital                                      44,810,739
Syndication/stock issuance costs                                  (565,164)
                                                      ---------------------
     Total common stock                                         44,246,575
                                                      ---------------------
Dividends paid                                                 (14,886,833)
Retained earnings - prior year                                  26,331,476
Unrealized Security Gain/Loss                                            0
Current year earnings(loss)                                      3,012,223
                                                      ---------------------
     Total reinvested earnings                                  14,456,866
                                                      ---------------------

     TOTAL STOCKHOLDERS' EQUITY                                 58,703,441
                                                      ---------------------

     TOTAL LIABILITIES AND EQUITY                             $180,064,118
                                                      =====================

Response to SEC request
File No. 70-9323
Reporting period 1/1/02 through 6/30/02

Exhibit A
        Heartland Properties, Inc. - Consolidated Income Statement
               Including Iowa and Minnesota Investments
                For the Six Months Ended June 30, 2002
                          ** UNAUDITED **


Professional services                                             $149,374
Rental revenue                                                   9,527,129
                                                      ---------------------
     Gross revenue                                               9,676,503
                                                      ---------------------
Less: reimbursements
                                                      ---------------------

Net revenue                                                      9,676,503
                                                      ---------------------

Operating expenses
     Operating expenses                                          2,262,130
     Administrative and general expenses                         4,095,047
     Depreciation                                                2,481,362
     Amortization                                                   77,831
     Taxes other than income                                     1,116,196
                                                      ---------------------

       Total operating expenses                                 10,032,566
                                                      ---------------------

Pre-Bonus Operating Inc (Loss)                                    (356,063)

Bonus                                                               52,500
                                                      ---------------------

Post-Bonus Operating Inc (Loss)                                   (408,563)
                                                      ---------------------

Interest income - trade                                            210,154
Interest income - intercompany                                     220,308
                                                      ---------------------

     Total interest income                                         430,462
                                                      ---------------------

Interest expense - trade                                         2,580,979
Interest expense - intercompany                                     84,126
                                                      ---------------------

     Total interest expense                                      2,665,105
                                                      ---------------------

Dividend income - trade                                                  0
Dividend income - intercompany                                           0
Equity losses in unconsolidated entities                          (235,763)
Other income (expense)                                             524,657
                                                      ---------------------

     Total other income (expense)                                  288,894
                                                      ---------------------

Pre-Tax Income (Loss)                                           (2,354,312)
                                                      ---------------------

Federal income tax expense (benefit)                              (758,911)
Tax Credits                                                     (4,419,048)
Federal deferred income tax                                              0
State deferred income tax                                                0
State income tax expense (benefit)                                (185,990)
                                                      ---------------------

     Total tax benefit                                          (5,363,949)
                                                      ---------------------

     Net Income (Loss) B/F Minority Int.                         3,009,637

     Minority Interest Net (Income) Loss                            (2,586)
                                                      ---------------------

     Net Income (Loss) B/F Change in Acctg                       3,012,223

     Change in Acctg. Princ. Net of Tax                                  0
                                                      ---------------------

     Net Income (Loss)                                          $3,012,223
                                                      =====================

Response to SEC request.
File No. 70-9323
Reporting period 1/1/02 through 6/30/02


Exhibit B

     4.      The amounts of investment made by HPI during the Reporting
             Period in the LIHTC properties authorized under in the SEC's order dated August 13, 1999 as amended by the Supplemental Order dated July 19, 2002 are as follows:

             7/1/99 -- 12/31/99
             ------------------

             Fort Madison IHA Senior Housing Limited Partnership                           $ 521,436
             Wagon Wheel Limited Partnership                                                 864,756
             Fond du Lac Senior Housing Limited Partnership                                      200

             1/1/00 -- 6/30/00
             -----------------

             Pickerel Park Associates Limited Partnership                                    451,721
             Meadow Wood Associates of Carroll Phase II, Limited Partnership                 578,505
             Fort Madison IHA II Senior Housing Limited Partnership                          473,700

             7/1/00 -- 12/31/00
             ------------------

             Fond du Lac Senior Housing Limited Partnership                                  836,410
             Countryside of Clinton Associates Limited Partnership                           694,000
             Heartland Properties Equity Investment Fund I, a Wisconsin
                  Limited Partnership*                                                    10,600,000
             Meadow Wood Associates of Carroll Phase II, Limited Partnership                 231,362
             Pickerel Park Associates Limited Partnership                                    209,779

             1/1/01 -- 6/30/01
             -----------------

             Wagon Wheel Limited Partnership                                                 201,635
             Fort Madison IHA Senior Housing Limited Partnership                             105,234
             Fort Madison IHA II Senior Housing Limited Partnership                          118,400
             Meadow Wood Associates of Carroll Phase II, Limited Partnership                 347,043
             Richland Center WHA Limited Partnership                                         289,444
             Heartland-Wisconsin Rapids Timber Trails, LLC                                 1,587,738
             Maquoketa IHA Senior Housing Limited Partnership                                618,709

             7/1/01 -- 12/31/01
             ------------------

             Fond du Lac Senior Housing Limited Partnership                                   32,000
             Pickerel Park Associates Limited Partnership                                    586,500
             Countryside of Clinton Associates Limited Partnership                           277,560
             Knoxville IHA Senior Housing Limited Partnership                                570,769
             Apollo Tax Credit Fund-XVII Limited Partnership                                 235,807
             Montello Senior Housing Limited Partnership                                      35,200
             MDI Limited Partnership #47                                                     631,617
             Heartland Properties Equity Investment Fund VII, L.L.C.**                     1,229,400
                                                                                      ---------------

                  Carried forward                                                        $22,328,925
                                                                                      ---------------



Response to SEC request.
File No. 70-9323
Reporting period 1/1/02 through 6/30/02


                  Brought forward                                                        $22,328,925

             1/1/02 -- 6/30/02
             -----------------

             Pickerel Park Associates Limited Partnership                                     75,000
             Countryside of Clinton Associates Limited Partnership                           416,340
             Richland Center WHA Limited Partnership                                          72,360
             Apollo Tax Credit Fund-XVII Limited Partnership                               2,010,775
             MDI Limited Partnership #47                                                     934,840
             Apollo Tax Credit Fund-XIX Limited Partnership                                2,771,011
             Decorah Woolen Mill Limited Partnership                                             200
             Keokuk Senior Housing Limited Partnership                                       580,575
             Carroll IHA Senior Housing Limited Partnership                                  578,375
             Historic Park Street Senior Development Limited Partnership                     346,292
                                                                                      ---------------

                                                                                         $30,114,693
                                                                                      ===============



Notes to Exhibit B:


         *Amounts invested in Heartland Properties Equity Investment Fund I were invested pursuant to Alliant Energy Corporation et al., Holding Company Act Release No. 27198 (July 10, 2000) (supplemental order).

         ** Amounts invested in Heartland Properties Equity Investment
         Fund VII, L.L.C. were invested in an entity owned in part prior to the three-way merger creating Alliant Energy Corporation.

         The cumulative amount of investment made by HPI in the LIHTC properties authorized in the SEC's Order dated August 13, 1999 as amended by the Supplemental Order dated July 19, 2002 is $30,114,693 leaving a balance available for investment of $94,885,307.